SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                 PETROGEN CORP.
                                ________________
                                (Name of Issuer)


                       Common Stock -- par value $0.001
                        ________________________________
                         (Title of Class of Securities)


                                    405007105
                                 ______________
                                 (CUSIP Number)


                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 6, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be Perrymant.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

__________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


_____________________                                      _____________________

CUSIP No.   405007105                                      Page 2  of 5    Pages
_____________________                                      _____________________

________________________________________________________________________________

1       NAME OF REPORTING PERSON:

        Justin Perryman

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS

        Performance Stock Incentive Plan
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
________________________________________________________________________________

                            7      SOLE VOTING POWER
                                   2,484,148 shares of restricted common stock,
                                   of which 2,000,000 shares are Escrowed
                                   Performance Shares subject to the terms and
                                   provisions of the Performance Stock Incentive Plan and 805,000 are Stock Options exercisable into 805,000 shares of common stock.
        NUMBER OF        _______________________________________________________

          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                169,840 shares of common stock held in joint
         OWNED BY                  tenancy with Lisa Perryman.
           EACH          _______________________________________________________
     REPORTING PERSON
                            9      SOLE DISPOSITIVE POWER
                                   2,484,148 shares of restricted common stock, Of which 2,000,000 shares are Escrowed
                                   Performance Shares subject to the terms and provisions of the Performance Stock Incentive
                                   Plan and 805,000 are Stock Options
                                   exercisable into 805,000 shares of common stock.

                         _______________________________________________________

                            10     SHARED DISPOSITIVE POWER
                                   169,840 shares of common stock held in joint
                                   tenancy with Lisa Perryman.
________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,653,988 shares of restricted common stock, of which 2,000,000 shares are Escrowed Performance Shares subject to the terms and provisions of the Performance Stock Incentive Plan and 805,000 are Stock Options exercisable into 805,000 shares of common stock.

________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]
________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.10%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON

        IND
________________________________________________________________________________

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Justin Perryman, an individual ("Perryman"), as the reporting person hereunder, relative to the acquisition by Perryman of certain shares of common stock issued by Petrogen Corp. Perryman has not made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Petrogen Corp., a Nevada corporation ("Petrogen"). Petrogen maintains its principal executive offices at 322 - 2000 South Dairy Ashford, Houston, Texas 77077.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Justin Perryman, an individual and citizen of the United States of America. The business address of Perryman is 322 - 2000 South Dairy Ashford, Houston, Texas 77077.

     Pursuant to General Instruction C of Schedule 13D, Perryman (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

________________________________________________________________________________

        Name                     Position with                 Business Address
                                 Petrogen Corp.
________________________________________________________________________________

Justin Perryman                  Director and                  322-2000 South
                                 Shareholder                   Dairy Ashford
                                                               Houston, Texas
                                                               77077
________________________________________________________________________________

     Perryman has the sole right to control the disposition of and vote the Petrogen securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a performance stock incentive plan-2006 (the "Performance Stock Incentive Plan dated effective March 6, 2006 and the written unanimous consent of the approval and adoption by the board of directors of the Performance Stock Incentive Plan and corresponding issuance of Escrowed Performance Shares, Perryman was issued an aggregate of 2,000,000 shares of Escrowed Performance Shares. The Escrowed Performance Shares are held in escrow and subject to the terms and provisions of the Performance Stock Incentive Plan. The Escrowed Performance Shares shall participate as to all the rights of a shareholder, including voting rights, except that until earned and paid from escrow, the Escrowed Performance Shares shall not participate in dividends, assets or other distributions.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purposes described above in Item 3.

     Pursuant to the instructions for items (a) through (j) of Item 4, Perryman has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Perryman has acquired an additional 2,000,000 shares of Escrowed Performance Shares subject to the terms and provisions of the Performance Stock Incentive Plan. Perryman may consider the acquisition of additional securities of Petrogen in the future but does not have any current plans to do so.

     (b) Perryman does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Petrogen or to enter into extraordinary corporate transactions.

     (c) Perryman does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Petrogen.

     (d) Perryman does not have any present plans or proposals to cause a change in the present board of directors or in the management of Petrogen, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Perryman does not have any present plans or proposals to cause a material change in the capitalization of Petrogen.

     (f) Perryman does not have any present plans or proposals to make any other material change to the business or corporate structure of Petrogen.

     (g) Perryman does not have any present plans or proposals to change Petrogen's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Petrogen by any person.

     (h) Perryman does not have any present plans or proposals to cause Petrogen's common stock from not being quoted on the OTC Bulletin Board.

     (i) Perryman does not have any present plans or proposals relating to a class of securities of Petrogen becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Perryman does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on March 6, 2006, Perryman beneficially owned 2,653,988 shares of common stock, of which 2,000,000 shares are Escrowed Performance Shares subject to the terms and provisions of the Performance Stock Incentive Plan.

     (b) Perryman does not own any other common or preferred shares of Petrogen as of the date of this Schedule. Perryman has the sole power to vote or to direct the voting of the 2,484,148 shares of Petrogen and shares power to vote or to direct the voting of 169,840 shares of Petrogen.

     (c) As of March 6, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Petrogen equity securities had been engaged in by Perryman.

     (d) To the best knowledge and belief of the undersigned, no person other than Perryman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships between Perryman exist with respect to securities of the issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.01 - Petrogen Corp. Performance Stock Incentive Plan - 2006


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 13, 2006                  /s/ JUSTIN PERRYMAN
      ______________                  ___________________
                                          Justin Perryman